Filed By VeriChip Corporation
Pursuant To Rule 425 Under
The Securities Act of 1933, As Amended
Subject Company: Steel Vault Corporation
Commission File No.: 333-161991
VeriChip Corporation and RECEPTORS LLC to Unveil Development Details of
Virus Triage Detection System for the H1N1 Virus and In Vivo Glucose-Sensing
RFID Microchip at Grand Hyatt in New York on October 22
DELRAY BEACH, FL, and CHASKA, MN — October 15, 2009 — VeriChip Corporation (“VeriChip”) (NASDAQ: CHIP) and its development partner RECEPTORS LLC (“RECEPTORS”), a technology company whose AFFINITY by DESIGN™ chemistry platform can be applied to the development of selective binding products, announced today they will host an event for the medical, patient and investor communities on October 22, 2009, in New York to unveil details of their virus triage detection system for the H1N1 virus and Phase II development of an in vivo glucose-sensing RFID microchip. The companies will also provide a product demonstration of the virus triage detection system currently being developed.
The event will take place at the Grand Hyatt at 4:30 p.m. ET and feature a presentation by Robert E. Carlson, Ph.D., President and Chief Science Officer of RECEPTORS LLC, and an expert in the field of proteomics and the development of artificial receptors. Parties interested in attending the New York event should contact Allison Tomek at (561) 805-8008 or at atomek@verichipcorp.com as soon as possible. Space is limited and registration will be accepted on a first-come, first-served basis.
The virus triage detection system is intended to initially provide two levels of identification within minutes. Once developed, utilizing a simple test tube or strip device format that can be combined with an inexpensive reader, it is expected that the first level will prep the sample and identify the agent as a flu or non-flu virus, and the second level will sub-type (e.g. H1N1) classify the flu virus and alert the user to the presence of pandemic threat viruses. Additionally, VeriChip believes the influenza triage diagnostic system will be scalable and will be able to be rapidly adapted to identify new strains of influenza and other viruses as they evolve, giving the virus triage detection system value for future testing applications in healthcare.
VeriChip previously announced in November 2008 that RECEPTORS completed Phase I of the project, which demonstrated the proof-of-concept foundation of the glucose-sensing system. The companies expect Phase II will demonstrate a glucose concentration response in the presence of blood and interstitial fluid matrix components. The companies published a white paper entitled, “Development of an Implantable Glucose Sensor,” which outlines the product’s development and is available at www.verichipcorp.com.
About RECEPTORS LLC
RECEPTORS LLC develops SMART MATERIALS products for laboratory, clinical, industrial hygiene and healthcare use that selectively capture and measure chemical, biochemical and cellular targets from complex biological, environmental or industrial samples. The Company’s patented AFFINITY by DESIGN™ platform has broad applicability, ranging from the isolation of disease pathway proteins for drug discovery and production of therapeutic antibodies, to the capture of bacteria and viruses for disinfection and diagnostic purposes. RECEPTORS LLC is a private company based in suburban Minneapolis, Minnesota. For further information please visit http://www.receptorsllc.com.

About VeriChip Corporation
VeriChip Corporation, headquartered in Delray Beach, Florida, has developed the VeriMed™ Health Link System for rapidly and accurately identifying people who arrive in an emergency room and are unable to communicate. This system uses the first human-implantable passive RFID microchip and corresponding personal health record, cleared for medical use in October 2004 by the United States Food and Drug Administration.
On September 8, 2009, VeriChip Corporation announced it agreed to acquire Steel Vault Corporation (OTCBB: SVUL) to form PositiveID Corporation. PositiveID will provide identification technologies and tools to protect consumers and businesses. The companies expect the merger to close in the fourth quarter of 2009.
For more information on VeriChip, please call 1-800-970-2447, or e-mail info@verichipcorp.com. Additional information can be found online at www.verichipcorp.com.
Statements about VeriChip’s future expectations, including its development of a triage detection system, the expectation that the triage detection system, if developed, will function as intended, including the ability to provide two levels of identification within minutes, and be a marketable product, the belief that the influenza triage diagnostic system will be scalable and will be able to be rapidly adapted to identify new strains of influenza and other viruses as they evolve, giving the virus detection triage system value for future testing applications in healthcare, the expectation that Phase II will demonstrate a glucose concentration response in the presence of blood and interstitial fluid matrix components, the ability of RECEPTORS LLC to complete the Phase II goal, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and VeriChip’s actual results could differ materially from expected results. These risks and uncertainties include the Company’s ability to successfully develop and commercialize the microchip, the market acceptance of the microchip, the Company’s and RECEPTORS’ ability to develop a microchip, the validity, scope and enforceability of the Company’s patents and those related to the microchip, the protection afforded by the Company’s patents and those related to the microchip, the Company’s ability to complete the development phases in certain time frames, government regulations relating to the microchip, the Company’s ability to fund the continued development of the microchip, the timing and success of submission, acceptance and approval of required regulatory filings; as well as certain other risks. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on February 12, 2009, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.
Additional Information and Where to Find It
On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”). Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of VeriChip common stock.

In connection with the Merger, VeriChip filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus of VeriChip and Steel Vault. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they contain important information about VeriChip, Steel Vault and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by VeriChip or Steel Vault by directing a written request, as appropriate, to VeriChip at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Steel Vault at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.
VeriChip, Steel Vault and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of VeriChip is also included in VeriChip’s Form 10-K, which was filed with the SEC on February 12, 2009. Additional information regarding the directors and executive officers of Steel Vault is also included in Steel Vault’s proxy statement (Form DEF 14A) for the 2009 annual meeting of Steel Vault’s stockholders, which was filed with the SEC on February 9, 2009, as amended. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.
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About VeriChip
Contact:
Allison Tomek
561-805-8008
atomek@verichipcorp.com